The Company has made the following amendments to the Form 1-A/A for Inland Mid Continent Corp filed December 19, 2022:

Comment 1
We note your revised disclosure in response to prior comment 2. Please note that dilution per share to new investors in this offering should represent the difference between the offering price per share and the net tangible book value per share after the offering. Please revise or advise. In addition, please revise your disclosures to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision than exists.	The Company has amended the Dilution section to show a net tangible book value of $0.03 paid by the Directors and Officers for the Shares and a new disparity to Investors of $0.97 per Share.
Comment 2
We note you have revised your disclosure in response to prior comment 3 to reflect that the total fees and expenses payable to Rialto will be approximately $410,000. However, you disclose under note 6 on page 14 that the maximum compensation is $415,000. Please revise or advise.	The Company has revised the disclosures throughout the Offering Circular to reflect a total fees and expenses/ maximum compensation of $415,000.
Comment 3
We have reviewed your response to prior comment 4 and reissue the comment. We note your current disclosure states you own Working Interests in 100% of the mineral leases owned by the Company. You also disclose that each Company Working Interest is set at a 13/16 (81.25%) net revenue interest – and each lessor’s royalty interest for each lease is set at 3/16 (18.75%).
Please revise your disclosure to clearly describe the types and average overall percentage ownership for interests currently owned by the Company in the 91 mineral leases. For example, clarify if you hold an undivided 8/8ths or a 100% working interest in each of the 91 mineral leases in Okfuskee County (e.g. you are the sole working interest owner and that no other entities hold a portion of the working interest), with royalty interests of 3/16 (18.75%) due to the mineral owner or lessor that represent deductions from the working interest to arrive at an average net revenue interest of 13/16 (81.25%) for each lease in which the Company holds an ownership. If you hold only a portion of the working interests in each lease, please revise your disclosure to clarify and provide the overall average working and net revenue interests you currently hold in the 91 mineral leases.
Please note Item 1208 of Regulation S-K applies to all of the leases in which you hold a current/valid interest; therefore, your disclosure should not be limited to just the acreage amounts in Plays #2 through #7. Please revise your disclosure accordingly, and if warranted, provide separate disclosure relating to your overall interests in the 91 mineral leases and your specific interests in Plays #2 through #7.	The Company has amended the Offering Circular to state:

“The Company owns 100% of the Working Interests on all of the Company’s mineral leases, meaning each Working Interest is owned in full by the Company. Each Working Interest entitles the Company to 13/16 (81.25%) net revenue generated from hydrocarbon production. The remaining 3/16 (18.75%) net revenue interest is paid to the mineral owner. This is true for all of the mineral leases.”

The Company has amended the number of active mineral leases as of the date of the Offering Circular to 59 leases. The Company has amended the Offering Circular throughout to reflect the total gross and net acreage covered by those active mineral leases to 317 acres.

The Company has also amended the Offering Circular throughout to remove Play 7 from the total acreage described in the Offering Circular.

Comment 4
We also note certain inconsistencies in the tabular presentation on page 12 relating to Plays #2 through #7. Please revise your presentation to disclose the total gross acres, total net acres, total gross developed acres, total net developed acres, total gross undeveloped acres, and total net undeveloped acres, and state the as of or effective date for these figures, e.g. December 31, 2021 or as of the date of this Offering Circular. Please note the definitions of (1) a gross acre and (2) a net acre in Item 1208(c) of Regulation S-K, where a gross acre represents each acre in which you currently own a working interest, and where a net acre is a gross acre multiplied by the working interest for that gross acre. For example, 1 gross acre with a working interest of 50% is 0.5 net acres.
In this regard, we note you disclose that you own working interests in 320 gross acres, 560 gross acres and 720 gross acres in Plays 5, 6 and 7 with “0” net acres, which indicates you have a “0” working interest ownership. We also note that the back calculated working interest (i.e. net interest) for Play 2 is 58.8% (188/320), Play 3 is 73.1% (117/160) and Play 4 is 7.5% (12/161). These figures and the corresponding interests appear inconsistent with the discussion of your interests that accompany the table. You should only disclose acreage for leases in which you currently own an interest, that are valid and have not expired as of the end of your latest year end or more current date such as the date of this Offering Circular. Please revise your presentation to resolve these inconsistencies or tell us why a revision is not needed.	The Company has amended the table in the “Description of the Business” section to reflect total gross acres, total net acres, total gross developed acres, total net developed acres, total gross undeveloped acres, and total net undeveloped acres pursuant to Item 1208(c) of Regulation S-K.

The Company has added disclosures throughout the “Description of the Business” section related to Plays #5-#7 describing lease expirations and pooling for those Plays.

The Company has amended Exhibit 16 to conform to the aforementioned acreage table and lease expirations, and has removed the gross acreage column in Exhibit 16.
Comment 5
We have reviewed your response to prior comment 4 and note your expanded disclosure of lease expiration does not provide the expiration dates for material concentrations of your undeveloped acreage. To the extent there are known expirations or planned relinquishments of material amounts of your acreage over the near term (i.e. next 3 to 5 years), expand your disclosure to provide the total gross and net amounts by year. Refer to Item 1208(b) of Regulation S-K.	The Company has amended the number of active mineral leases as of the date of the Offering Circular to 59 leases. The Company has amended the Offering Circular throughout to reflect the total acreage covered by those active mineral leases to 317 acres. The Company has also added the following language to explain the lease expirations related to Plays #5 and #6:

“Thirty two (32) of the leases covering Plays #5 and #6 expired on December 31, 2022 – however, the Company expects to pool these mineral leases under Oklahoma Pooling law immediately upon development on the remaining 59 mineral leases. There will be no material impact to the Company due to these lease expirations because of the pooling option available under Oklahoma law as described below.”

Furthermore, the Company has added a table and footnote regarding the lease expirations for the next fiscal years until FY2025.
Comment 6
We have read your response to prior comment 5 and note the disclosure on page 12 of certain acreage figures relating to Plays 2 through 7 appears to represent the total surface acreage encompassed by each play. Please expand your disclosure to disclose the gross and net acreage amounts as defined in Item 1208(c) of Regulation S-K and clarify if the acreage is held by the Company under a current/valid lease in addition to disclosing the total surface acreage encompassed by each play.
For example, the description for Play 7 states “the Company must lease 100% of the Play 7 acreage.” To the extent that any of the leases have expired, disclose the acreage held under a current/valid lease, and separately the expired acreage amounts that are subject to lease renewals. Additionally disclose the acreage amounts relating to future acreage acquisitions, if required. Please note the acreage figures presented here relating to acreage held by the Company under a current/valid lease should be consistent with the figures in the tabular presentation of undeveloped acreage presented on page 12 relating to Plays #2 through #7.	The Company has amended “Description of the Business” to include gross and net acres encompassed by each Play in conformity with the aforementioned acreage table.
Comment 7
We have read your response to prior comment 6 and note the disclosure on page 12 indicating the Company is a mineral lessee on 91 mineral leases with a gross leased area of 2,240 acres relating to Plays #2 through #7 appears to conflict with the comparable disclosure on page 14 indicating these 91 leases cover all six project areas and have a gross lease area of 1,520 acres. We also note Exhibit “A” Oil and Gas Leases Inland Mid- Continent Corporation presents a tabular summary of the 91 individual mineral leases and the corresponding lease gross acres that total to 12,114.72 acres.	The Company has amended Exhibit 16 to conform to the aforementioned acreage table and lease expirations, and has removed the gross acreage column in Exhibit 16.